UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 21, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

NCI Building Systems, Inc.

File No. 1-14315- CF#25085

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NCI Building Systems, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on April 23, 2010.

Based on representations by NCI Building Systems, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.2	through March 31, 2020
Exhibit 4.7	through March 31, 2020
Exhibit 4.8	through March 31, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig E.Slivka
Special Counsel